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                          March 31, 2021

       Frank De Costanzo
       Chief Financial Officer
       Eagle Bulk Shipping Inc.
       300 First Stamford Place, 5th Floor
       Stamford, CT 06902

                                                        Re: Eagle Bulk Shipping
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 26,
2021
                                                            File No. 333-254780

       Dear Mr. De Costanzo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Alan Feld